Paracap Corporation

5525 West Boulevard, Suite 443

Vancouver, BC

Canada V6M 3W6

Phone: (604) 603-5792

December 13, 2005

Via Mail and Facsimile to 202-772-9369

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Paracap Corporation

Filed September 12, 2005

File No. 333-128253

Dear Mr. Owings

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Paracap Corporation directly at the numbers provided above.

Registration Statement Cover Page

1. We have taken note of you comment and have applied for an Employer Identification number on December 14. We have revised our cover page to indicate that what our EIN number is.

Prospectus Cover Page

2. As stated in Section 3 (a)(5)(A) of the Exchange Act of 1934," the term "dealer" does not include a person that buys or sells securities for such person's own account, either individually or in a fiduciary capacity, but not as a part of a regular business."

Mr. Lung did not and does not buy the securities in Paracap as part of his regular business, as there is no evidence supporting the claim that Mr. Lung buys and sells Paracap stock on a regular basis and . First, Mr. Lung has only been a party to one transaction involving Paracap common stock. Mr. Lung purchased these shares with his own personal capital with the view of holding them as an investment. Second, Mr. Lung has never sold any securities to any other party. Third, Mr. Lung has never earned a commission and has never profited from a transaction involving Paracap securities.

Description of Business

Management Licensing Agreement

3. Please find our disclosure revised to indicate that Beta has no prior history or experience in the business of constructing liquor stores and entering into management agreements with other parties.

Insurance

4. Please find our disclosure revised to explain that we intend to pay for the insurance coverage through either a loan from the director or loan from shareholders.

Management's Discussion and Analysis or Plan or Operation

Plan of Operation for the Next Twelve Months

5. Please find our disclosure revised to indicate the amounts in loans we expect to receive from our director and our shareholders. Mr. Lung currently has the wherewithal to grant a loan. Please also find our disclosure revised to indicate that we may also be able to obtain a loan from our shareholders. We confirm that the loan will not originate from proceeds from a distribution of shares to the public.

6. Please find our disclosure revised to ensure that the identification for who is responsible for specific expenses is consistent and easily understandable.

Principal and Selling Shareholders

7. The explanation we gave in our prior response letter was referring to the events of May 10, 2005.

We have discovered that there was a documentation error on the two share subscription agreements signed on April 20, 2005. The subscription agreements signed on that date state that 50,000 shares were issued at $0.01 per share for $500. This is a mistake. It should have read 500,000 shares at $0.001 per share for $500. We had fully intended to issue 500,000 shares each at $0.001 per share to these two investors and it was their understanding that they would be paying $0.001 per share at the time they signed the agreement. There were no events that occurred on April 20, 2005 that would have justified the increase in valuation. It was the fault of human error that caused the subscription documents to be misstated.

We have already contacted the two investors in question and have amended our subscription agreements to reflect the correct share price and the amount of shares issued. Therefore, the total number of outstanding shares in the company has increased to 13,470,000 from 12,570,000. We have updated our SB-2 document and financial statements to reflect this change.

Financial Statements

7. Please find our amended SB-2 registration statement to include interim financial statements for the three months ended October 31, 2005.

Sincerely,

Eric Lung